Filed pursuant to Rule 433 of the Securities Act of 1933, as amended Registration Statement No. 333-182194 March 5, 2013

Discovery Communications Announces Secondary Offering of Series C Common Stock

and Proposed Repurchase of 4,000,000 Shares of Series C Convertible Preferred Stock

SILVER SPRING, Md., March 5, 2013 — Discovery Communications, Inc. (Nasdaq: DISCA, DISCB, DISCK) (the “Company”) today announced an underwritten secondary public offering of 7,681,818 shares of its Series C common stock by FTI Ventures LLC, an existing stockholder of the Company. The selling stockholder has granted the underwriters an option for 30 days to purchase up to an additional 768,182 shares of Series C common stock. The Company will not sell any shares or receive any proceeds from the offering, and the total number of shares of its outstanding Series C common stock will not change as a result of the offering.

BofA Merrill Lynch and J.P. Morgan are serving as joint book-running managers for the offering, and Citigroup is serving as a bookrunner.

In addition, the Company announced that, in connection with the offering, it intends to enter into an agreement to repurchase 4,000,000 shares of its Series C convertible preferred stock directly from Advance Programming Holdings, LLC in a private transaction at a price per share equal to 99% of the public offering price per share of Series C common stock sold in the offering. The Company intends to fund the share repurchase with cash on hand and expects to complete the share repurchase in the second quarter of 2013, subject to the satisfaction or waiver of customary closing conditions and the completion of the offering.

The shares of Series C common stock being offered by the selling stockholder were issued in December 2012 upon conversion of shares of the Company’s Series C convertible preferred stock (the “Preferred Shares”), pursuant to the terms of the Preferred Shares. The Preferred Shares were issued to Advance/Newhouse Programming Partnership in September 2008 and distributed in December 2012 prior to their conversion through a series of transactions to the selling stockholder.

A shelf registration statement (including a prospectus and preliminary prospectus supplement) relating to the offering of the shares of Series C common stock has previously been filed with the Securities and Exchange Commission and has become effective. Before investing, you should read the prospectus, the preliminary prospectus supplement and other documents filed by the Company with the Securities and Exchange Commission for information about the Company and the offering. Copies of the prospectus and related preliminary prospectus supplement may be obtained by contacting either of the joint book-running managers at: BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attn: Prospectus Department, Email: dg.prospectus_requests@baml.com or J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by telephone at (866) 803-9204. You may also obtain these documents free of charge by visiting the Securities and Exchange Commission’s website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy shares of the Company’s Series C common stock or other securities, nor shall there be any offer, solicitation or sale of shares of the Series C common stock or other securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Discovery Communications

Discovery Communications (Nasdaq: DISCA, DISCB, DISCK) is the world’s #1 nonfiction media company reaching more than 1.8 billion cumulative subscribers in 218 countries and territories. Discovery is dedicated to satisfying curiosity through 155 worldwide television networks, led by Discovery Channel, TLC, Animal Planet, Science and Investigation Discovery, as well as U.S. joint venture networks OWN: Oprah Winfrey Network, The Hub and 3net, the first 24-hour 3D network. Discovery also is a leading provider of educational products and services to schools and owns and operates a diversified portfolio of digital media services, including Revision3.

Cautionary Statement Concerning Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on current expectations, forecasts and assumptions that involve risks and uncertainties. Forward-looking statements include statements regarding the Company’s expectations, beliefs, intentions or strategies regarding the future, and can be identified by forward-looking words such as “anticipate,” “believe,” “could,” “continue,” “estimate,” “expect,” “intend,” “may,” “should,” “will” and “would” or similar words. Forward-looking statements in this press release include, without limitation, statements regarding the completion of the offering and the share repurchase. These statements are based on information available to the Company as of the date hereof, and actual results could differ materially from those stated or implied, due to market conditions, as well as risks and uncertainties associated with the Company’s business, which include the risk factors disclosed in Amendment No. 1 to the Company’s Annual Report on Form 10-K/A filed with the SEC on February 19, 2013. The Company expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SOURCE: Discovery Communications, Inc.

Corporate Communications, Michelle Russo, +1-240-662-2901, michelle_russo@discovery.com; Investor Relations, Craig Felenstein, +1-212-548-5109, craig_felenstein@discovery.com